Exhibit 99.1

Bayer AG Announces Additional Purchases Outside
Schering Offer as of July 6

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Leverkusen — Bayer Aktiengesellschaft (“Bayer AG”) announced today that Dritte BV GmbH (the “Bidder”) has purchased additional bearer shares with no par value (the “Shares”) of Schering Aktiengesellschaft (“Schering”) outside of the offer (the “Offer”) made by the Bidder to acquire all outstanding Shares, including Shares represented by American Depositary Shares (“ADSs”).  The initial acceptance period for the Offer expired on June 14, 2006 and the additional acceptance period for the Offer expires at 24:00 hours Frankfurt Local time/6:00 p.m. New York time on July 6, 2006.

Between July 5, 2006, 15:00 hours Frankfurt time / 9:00 a.m. New York City time and July 6, 2006, 15:00 hours Frankfurt time / 9:00 a.m. New York City time, the Bidder acquired outside the Offer an additional 335,455 Shares (0.17% of the nominal capital and voting rights of Schering) at a price of EUR 89.00 per Share in cash. As a result of these additional purchases, the Bidder has now acquired an aggregate of 172,161,004 Shares, including Shares represented by ADSs, representing  88.74% of the nominal capital and voting rights of Schering, without taking into account any Shares or ADSs tendered during the additional acceptance period .

The Bidder, Bayer AG or persons acting on their behalf may continue to acquire additional Shares during the remainder of the additional acceptance period in open market or privately negotiated transactions at prices at or below EUR 89.00 per Share.

In the event of any such purchases, information regarding such purchases will be disclosed by press release in the United States following the closing of the German markets on the day on which such purchases occur and prior to the opening of the next New York Stock Exchange trading day.  An amendment to Schedule TO also will be filed with the Securities and Exchange Commission. No assurance can be made that any such additional purchases will be made or, if such purchases are made, as to the prices thereof.

Additional information and the official offer document are available on the Internet at www.bayer.com.

Leverkusen, July 6, 2006

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Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom or Canada or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.